

Five Star Quality Care, Inc.







FIVE STAR
QUALITY CARE, INC.

2004 ANNUAL REPORT

Five Star Quality Care, Inc.

Five Star Quality Care, Inc. is a healthcare services company that operates senior living communities, including independent living and congregate care communities, assisted living communities and nursing homes. As of December 31, 2004, Five Star operated 148 communities with approximately 16,600 living units, which offer independent living apartments, assisted living accommodations, including specialized care for Alzheimer residents, and skilled nursing services.

In 2000, Senior Housing Properties Trust (SNH), a real estate investment trust that owns senior living properties, formed Five Star to manage SNH's troubled nursing homes. Shares of common stock of Five Star were distributed to SNH's shareholders in late 2001.


AMERICAN
STOCK EXCHANGE
LISTED
FVE

The following table presents selected financial data which has been derived from our historical financial statements for the period from April 27, 2000 (the date we commenced operations) through December 31, 2004. Prior to December 31, 2001, we were owned by Senior Housing Properties Trust, or Senior Housing. The following data should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and our financial statements and the notes thereto included elsewhere in this Annual Report. As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations", we are a relatively new company and we have recently expanded our operations; as a result, our historical financial information is not fully reflective of our current operations. Accordingly, you should not place undue reliance on our historical financial information.

	Year Ended December 31,				Period from April 27, 2000 through December 31, 2000
	2004	2003	2002	2001	
OPERATING DATA:					
Total revenues	$ 628,005	$ 575,182	$ 519,106	$ 219,834	$ 2,222
Net income (loss) from continuing operations	4,110	(6,490)	(10,259)	1,473	(1,614)
Net income (loss) from discontinued operations	(699)	(1,449)	(2,915)	(946)	298
Net income (loss)	$ 3,291	$ (7,939)	$ (13,174)	$ 527	$ (1,316)
PER COMMON SHARE DATA:					
Income (loss) from continuing operations	$ 0.46	$ (0.77)	$ (1.36)	$ 0.34	$ (0.37)
Income (loss) from discontinued operations	(0.08)	(0.17)	(0.38)	(0.22)	0.07
Net income (loss)	$ 0.38	$ (0.94)	$ (1.74)	$ 0.12	$ (0.30)
BALANCE SHEET DATA (AS OF DECEMBER 31):					
Total assets	$ 222,985	$ 147,370	$ 133,197	$ 68,043	$ 54,788
Total indebtedness	42,581	10,435	16,123	-	100
Other long term obligations	25,558	18,417	17,723	-	-
Total shareholders' equity	$ 95,904	$ 64,427	$ 65,047	$ 50,233	$ 54,688

The following table presents selected financial data for the year ended December 31, 2000, derived from historical financial statements of our two predecessors, Integrated Health Services, Inc. and Mariner Post-Acute Network, Inc., prior to their acquisition by Senior Housing.

	Year ended December 31, 2000 *(in thousands)*
INTEGRATED HEALTH SERVICES, INC.	
Operating data:	
Operating revenues	$ 135,378
Net loss	(25,252)
Balance sheet data (as of December 31):	
Total assets	$ 34,942
Long term liabilities	-
MARINER POST-ACUTE NETWORK, INC.	
Operating data:	
Operating revenues	$ 85,325
Net loss	(7,421)
Balance sheet data (as of December 31):	
Total assets	$ 23,052
Long term liabilities	32,090

Five Star Quality Care, Inc.

President's Letter to Shareholders

DEAR FELLOW SHAREHOLDERS:

2004 was a year in which Five Star laid a solid foundation. We had net income of approximately $4 million in 2004 compared to a loss of $6.5 million in 2003; it was our first full year of profitability. A few of the highlights:

- In September 2004, we acquired a second institutional pharmacy in Lincoln, Nebraska. We have been able to grow our institutional pharmacy in Milwaukee, Wisconsin and improve its earnings. Our goal is to follow a similar path with our pharmacy in Lincoln.

- In November 2004, we acquired LTA Holdings, Inc., which operated 47 assisted living communities in seven southeastern states. While we are in the early stages of integrating these operations, we are hopeful they may become a contributor to our future success.

- In December 2004, we completed an offering of our common stock. We sold over 3.5 million shares, which generated approximately $30 million dollars of equity capital for us. A portion of the proceeds were used to pay off approximately $17 million of mortgage debt we incurred to fund the acquisition of LTA.

We now own, lease, manage and operate 149 communities in 27 states. These communities have a combined resident capacity of over 16,600. We have over 9,000 employees and, as of December 31, 2004, we had revenues of over $700 million after giving pro forma effect to the LTA acquisition. In many ways, we have made strides toward becoming a true leader in the senior housing industry. I am personally grateful to all of our valued residents and employees who have contributed to our progress.

In last year's letter, I noted that we hoped to position Five Star for improved results in the future. I believe that we saw some of those improved results in 2004. I hasten to remind you, however, that this is a difficult industry. There are still labor shortages; certain insurance costs and employee healthcare benefits continue to rise at double-digit rates; tort litigation in our industry has not abated; and there is continued pressure to reduce Medicare and Medicaid rates.

Despite these potential pitfalls, we will continue to strive to improve our performance. We constantly review our operations to increase our bottom line while delivering a high level of service to our residents. We are hopeful that the foundation of 2004 will allow us to build a stronger company in 2005.

Thank you for your continued support.

Sincerely,



Evrett W. Benton
President & Chief Executive Officer
March 25, 2005

We were formed as a 100% owned subsidiary of Senior Housing. Effective July 1, 2000, we assumed the operations of healthcare communities from two bankrupt former tenants of Senior Housing. Pursuant to tax laws applicable to real estate investment trusts, Senior Housing engaged FSQ, Inc., or FSQ, an independent operating company formed by our managing directors, to manage these communities. At the time we assumed operations of these communities, we had not received substantially all of the required licenses for these communities. As a result, for the period from July 1, 2000 through December 31, 2000, we accounted for the operations of these communities using the equity method of accounting and we only recorded the net income from these operations. Thereafter, we obtained all necessary licenses to operate these communities, and on January 1, 2001, we began to consolidate the results of operations of these communities. On December 31, 2001, Senior Housing distributed substantially all of our shares to its shareholders in a spin off transaction and we became a separately traded public company. On January 2, 2002, in order to acquire the personnel, systems and assets necessary to operate these communities, we acquired FSQ by merger.

OVERVIEW OF INDUSTRY TRENDS

The senior living industry is experiencing growth as a result of demographic and various other factors. According to census data, the over age 75 population in the United States is growing much faster than the general population. As a general rule, economic factors that affect seniors will have a corresponding impact on the senior living industry. For example, general concerns regarding lower interest rates on savings and uncertainty of investment returns have impacted seniors during the past several years. On the other hand, the continuing strength of the home resale market in most areas of the country has been beneficial to seniors, since the equity from the sale of a home is a significant source of funding for senior living care for many people. In addition, overall economic conditions and general consumer confidence can impact the industry, as many adult children subsidize the cost for care of elderly parents and share in decisions regarding their care.

The independent and assisted living business is rapidly changing. The demand for these services increased significantly beginning with the emergence of the industry segment in the mid-1990s. However, the development of new independent and assisted living communities across the country outstripped demand during this period, resulting in oversupply of unit capacity, longer fill up times, price pressures and deep discounting. The growing demand for independent and assisted living services, together with minimal new development activity, reduced to some extent the oversupply in many markets in recent years. As a result, we have been able to increase occupancy and rates. We believe that new development will remain at sustainable levels over the next few years. The average length of stay in independent and assisted living communities is approximately three and a half and two years, respectively, which represents a challenge and an opportunity for us. We must find a number of new residents to maintain and build occupancy. However, we also have the opportunity to "mark-to-market" if we are able to attract new residents at higher current market rates, replacing prior residents that had lower or discounted rates.

The skilled nursing segment is a more mature segment of the senior living industry, and has seen both demand and price increases in recent years, with little new unit capacity entering the market. We expect this growth in demand to continue over the next several years, but with new alternatives available to seniors such as home health care and the growing independent and assisted living market, this growth in demand may be reduced and in some cases reversed. In addition, while we have had overall Medicare and Medicaid rate increases over the last two years, we are not sure that future rates will increase as fast as our costs. In fact, due to both federal and state budget shortfalls we expect in some areas that our rates may decline. The average length of stay in nursing homes is approximately one and a half years. We believe that many of our skilled nursing facilities benefit from significant barriers to entry from competitors, including the significant cost and length of time to develop competitive facilities, the difficulty in finding acceptable development sites in the geographical areas in which our facilities are located and some states certificate of need and license processes.

OVERVIEW OF FIVE STAR'S REVENUES AND EXPENSES

We earn our revenues primarily by providing housing and services to our residents. Approximately 62% of our revenues come from private pay sources, meaning that residents or their families pay from their own funds (or from the proceeds of their long-term care policies). All private pay residents are billed in advance for the next month's housing and care.

Our most significant expenses are:

- Wages and benefits - includes wages for our employees working at our communities and wage related expenses such as health insurance, workers compensation insurance and other standard benefits.
- Other operating expenses - includes utilities, housekeeping, dietary, maintenance, marketing, insurance and community level administrative costs.
- Management fee to Sunrise Senior Living Services Inc., or SLS - management fee related to the 30 communities SLS manages for us.
- Rent expense - we lease 132 of our 148 senior living communities from two entities, Senior Housing and Health Care Property Investors, Inc., or HCPI.
- General and administrative expenses - wage related costs for headquarters and regional staff supporting our communities are the largest component of this category. Other significant items are travel, marketing and legal and professional services.
- Depreciation and amortization expense - we incur depreciation expense on buildings and furniture and equipment. We incur amortization expense related to costs associated with our revolving credit facility and other debt.
- Interest expense - interest on outstanding balances on our revolving credit facility as well as other debt.

The following information should be read in conjunction with the consolidated financial statements included in this Annual Report.

Year ended December 31, 2004 versus year ended December 31, 2003

The following tables present an overview of our portfolio for the years ended December 31, 2004 and 2003:

	2004	2003	$ Variance	Change
Net revenues from residents (in 000s)	$ 614,796	$ 573,412	$ 41,384	7%
Pharmacy revenue (in 000s)	13,209	1,770	11,439	646%
Wages and benefits (in 000s)	326,314	313,846	12,468	4%
Other operating expenses (in 000s)	159,892	149,401	10,491	7%
Pharmacy expenses (in 000s)	12,093	1,666	10,427	628%
Management fee to SLS (in 000s)	19,293	17,272	2,021	12%
Rent expense (in 000s)	83,370	77,495	5,875	8%
General and administrative (in 000s)	20,053	17,470	2,583	15%
Depreciation and amortization (in 000s)	3,666	3,587	79	2%
Interest and other income (in 000s)	1,666	229	1,437	626%
Interest expense (in 000s)	880	1,164	(284)	(24%)
Provision for income taxes (in 000s)	120	-	120	-
Loss from discontinued operations (in 000s)	699	1,449	(750)	(52%)
No. of communities (end of period)	148	100	-	48
No. of living units (end of period)	16,573	13,924	-	2,649
Occupancy	89%	89%	-	-
Average daily rate	$ 114	$ 127	-	(10%)
Revenue per day per available unit	$ 101	$ 113	-	(11%)
Percent of revenues from Medicare	16%	14%	-	2%
Percent of revenues from Medicaid	25%	26%	-	(1%)
Percent of revenues from private and other sources	59%	60%	-	(1%)

Comparable Communities (communities that we operated continuously since January 1, 2003):

	2004	2003	$ Variance	Change
Net revenues from residents (in 000s)	$ 598,184	$ 571,105	$ 27,079	5%
Community expenses (in 000s)	473,143	461,399	11,744	3%
No. of communities (end of period)	97	97	-	-
No. of living units (end of period)	13,689	13,689	-	-
Occupancy	90%	89%	-	1%
Average daily rate	$ 133	$ 129	-	3%
Revenue per day per available unit	$ 119	$ 114	-	4%
Percent of revenues from Medicare	17%	14%	-	3%
Percent of revenues from Medicaid	25%	26%	-	(1%)
Percent of revenues from private and other sources	58%	60%	-	(2%)

The 7% increase in net revenues from residents is due primarily to higher per diem charges to residents and our beginning operations at three additional communities in May 2003, one community in May 2004 and 47 communities in November 2004. The 5% increase in net revenues from residents at the communities that we have operated continuously since January 1, 2003 is due primarily to 4% higher per diem charges to residents and a 1% increase in occupancy. The increase in revenues from our two pharmacies is a result of our acquiring these pharmacies during the third quarters of 2003 and 2004.

Our 4% increase in wages and benefits costs is primarily due to wage increases as well as wages related to the three communities we began to operate in May 2003, one community we began to operate in May 2004 and the 47 communities we acquired in November 2004. The 7% increase in other operating expenses, which include utilities, housekeeping, dietary, maintenance, insurance and community level administrative costs is primarily a result of increased charges from third parties, our operation of three additional communities beginning in May 2003, one community we began to operate in May 2004, and our 47 communities acquired in November 2004. The operating expenses for the communities that we have operated continuously since January 1, 2003 have increased by 3% principally due to wage and benefit increases. The increase in pharmacy expenses is a result of our acquiring these pharmacies during the third quarters of 2003 and 2004. Management fees related to the 30 communities that SLS manages for us increased by 12% because of the increased revenues at these communities and a contractual increase in the effective management fee calculation. The 8% rent expense increase is due to the addition of communities that we began to lease in 2003 and 2004, and our payment of additional rent for capital improvements which were funded by Senior Housing since January 1, 2003.

The 15% increase in general and administrative expenses for the year ended December 31, 2004 is primarily due to costs resulting from our increased operations, as well as increases in wages and benefits for our corporate and regional staff.

The 2% increase in depreciation expense for the year ended December 31, 2004 is primarily attributable to our purchase of furniture and fixtures related to the communities managed by SLS and our acquisition of 16 communities as a result of the LTA Holdings, Inc., or LTA, acquisition in November 2004, offset by our sale of seven communities in 2003.

Our interest and other income increased by $1.4 million primarily due to the amounts received in connection with our January 2004 settlement with Marriott International Inc., or Marriott, and Marriott Senior Living Services, or MSLS, whereby we and Senior Housing were each paid $1.3 million. Under the terms of the settlement, we and Senior Housing, and Marriott and MSLS, agreed to dismiss all claims and counterclaims asserted in the litigation.

We accrued $120,000 for federal alternative minimum income taxes during the year ended December 31, 2004. This provision was not required for the year ended December 31, 2003. There is no provision for regular income taxes because we have net operating loss carry forwards.

Loss from discontinued operations for the year ended December 31, 2004 was $699,000, compared to a loss of $1.4 million for the year ended December 31, 2003. This decrease is primarily the result of our ceasing operations at one property in 2004 compared with our ceasing operations at seven properties in 2003.

Year ended December 31, 2003 versus year ended December 31, 2002

The following tables present an overview of our portfolio for the years ended December 31, 2003 and 2002:

	2004	2003	$ Variance	Change
Net revenues from residents (in 000s)	$ 573,412	$ 519,106	$ 54,306	10%
Pharmacy revenue (in 000s)	1,770	-	1,770	-
Wages and benefits (in 000s)	313,846	274,248	39,598	14%
Other operating expenses (in 000s)	149,401	143,053	6,348	4%
Pharmacy expenses (in 000s)	1,666	-	1,666	-
Management fee to SLS (in 000s)	17,272	16,643	629	4%
Rent expense (in 000s)	77,495	75,210	2,285	3%
General and administrative (in 000s)	17,470	15,415	2,055	13%
Depreciation and amortization (in 000s)	3,587	1,794	1,793	100%
Interest and other income (in 000s)	229	297	(68)	(23%)
Interest expense (in 000s)	1,164	198	966	488%
Loss from discontinued operations (in 000s)	1,449	2,915	(1,466)	(50%)
No. of communities (end of period)	100	105	-	(5)
No. of living units (end of period)	13,924	13,962	-	(38)
Occupancy	89%	89%	-	-
Average daily rate	$ 127	$ 114	-	11%
Revenue per day per available unit	$ 113	$ 102	-	11%
Percent of revenues from Medicare	14%	11%	-	3%
Percent of revenues from Medicaid	26%	31%	-	(5%)
Percent of revenues from private and other sources	60%	58%	-	2%

Comparable Communities (communities that we operated continuously since January 1, 2002):

	2004	2003	$ Variance	Change
Net revenues from residents (in 000s)	$ 236,667	$ 227,446	$ 9,221	4%
Community expenses (in 000s)	215,793	210,645	5,148	2%
No. of communities (end of period)	53	53	-	-
No. of living units (end of period)	4,868	4,868	-	-
Occupancy	90%	89%	-	1%
Average daily rate	$ 148	$ 144	-	3%
Revenue per day per available unit	$ 133	$ 128	-	4%
Percent of revenues from Medicare	21%	20%	-	1%
Percent of revenues from Medicaid	58%	58%	-	-
Percent of revenues from private and other sources	21%	22%	-	(1%)

The 10% increase in net revenues from residents is attributable primarily to our beginning operations at 15 communities in October 2002, and at three communities in May 2003. The 4% increase in net revenues from residents at the communities we operated throughout 2003 and 2002 is due primarily to 3% higher per diem charges to residents and a 1% increase in occupancy. The pharmacy revenue increase is a result of our acquiring a pharmacy during the third quarter of 2003. The 2% increase in revenues from Medicare and Medicaid is a result of our higher Medicare census throughout 2003.

Our 14% increase in wages and benefits costs is primarily due to expenses at the 18 communities we began to operate since October 2002, as well as increases in workers compensation and employee health insurance costs. The 4% increase in other operating expenses, which include utilities, housekeeping, dietary, maintenance, insurance and community level administrative costs is primarily due to the expenses at the 18 communities we began to operate since October 2002, as well as higher professional and general liability insurance costs. The operating expenses for the communities that we have operated continuously since January 1, 2002 have increased by 2% primarily due to increases in employee health, workers compensation and professional and general liability insurance costs. The pharmacy expenses are a result of our acquiring a pharmacy during the third quarter of 2003. Management fees related to the 31 communities managed for us by SLS increased by 4%, primarily because these arrangements commenced on January 11, 2002; therefore, 2003 includes 11 more days than 2002. Rent expense to Senior Housing increased by 3%, primarily due to rents for communities we began to lease since October 2002, and rent increases which resulted from Senior Housing's purchase of improvements at leased communities, partially offset by a lease modification entered into in October 2002 which changed the ownership of certain FF&E reserve escrows.

The 13% increase in our general and administrative expenses is primarily due to costs resulting from our increased operations and to legal costs incurred in connection with our litigation with Marriott and MSLS which was settled in January 2004.

The $1.8 million increase in depreciation expense is attributable to our purchase of seven communities in 2002, as well as to capitalized improvements to some of our communities which increased our depreciable assets.

The $68,000 decrease in interest and other income is due to lower cash balances and lower interest rates in 2003, partially offset by interest earned on mortgage notes receivable.

The $1.4 million decrease in the loss from discontinued operations is primarily attributable to our dispositions of these operations in 2002, as well as the recovery of some accounts receivable that were previously written off.

LIQUIDITY AND CAPITAL RESOURCES

Our current assets at December 31, 2004 were $76.0 million, compared to $55.5 million at December 31, 2003. This increase is primarily attributable to our acquisition of LTA in November 2004, and our equity offering in December 2004. At December 31, 2004 and 2003, we had cash and cash equivalents of $26.2 million and $17.6 million, respectively. Our current liabilities were $59.1 million at December 31, 2004, compared to $58.1 million at December 31, 2003.

In 2003, information became available to us which resulted in our recording $7.2 million of additional paid in capital. This amount was the result of our having received more working capital assets and our having assumed fewer liabilities than we had previously recorded at the time of our spin off from Senior Housing.

We lease 128 communities from Senior Housing under four leases. Our leases with Senior Housing require us to pay minimum rent of $95.8 million annually and percentage rent beginning in 2006. We believe we are in compliance with the terms of our leases with Senior Housing.

Our revenues from services to residents at our communities is the primary source of cash to fund operating expenses, including rent, principal and interest payments on our debt and capital expenditures. At some of our communities, operating revenues for nursing home services are received from the Medicare and Medicaid programs. For each of 2004 and 2003, 41% of our total revenues were derived from these programs. Medicare and Medicaid revenues were earned primarily from the 51 nursing homes we lease from Senior Housing. Since 1998, the Medicare prospective payment system has generally lowered Medicare rates paid to senior living communities, including many that we operate. In October 2004 and 2003, Medicare rates increased by approximately 3% and 6%, respectively. Our Medicare revenues totaled $109.8 million and $86.1 million for the years ended December 31, 2004 and 2003, respectively. Our Medicaid revenues totaled $152.1 million and $148.6 million for the years ended December 31, 2004 and 2003, respectively. Some of the states in which we operate have not raised rates by amounts sufficient to offset increasing costs or are expected to reduce Medicaid funding. The magnitude of the potential Medicaid rate reductions cannot currently be estimated, but it may be material and may affect our future results of operations. Further Medicare and Medicaid rate declines may have a dramatic negative impact on our revenues and may produce losses.

Recent increases in the costs of insurance, especially tort liability insurance, workers compensation and employee health insurance, which are affecting the senior living industry, may continue to have an adverse impact upon our future results of operations. Also, we believe Marriott's sale of its senior living management business to Sunrise Senior Living, Inc. has had, and may continue to have, an adverse impact on our financial results.

Also, prior to July 2004, pursuant to existing contract terms, a portion of our management fees payable to SLS were conditional, based on exceeding a threshold of net operating income that was not achieved and, therefore, was not being paid. As of July 2004, this portion of the management fee is no longer conditional and we are now required to pay the full fee. We expect the annual amount of this additional management fee to be approximately $3.0 million per year. We expect improvements in our operations will offset this increased cost, but our efforts in this regard may not be successful.

Our revolving credit facility limits our ability to incur debt as more fully described below in "Debt Instruments and Covenants". The terms of our leases with Senior Housing contain provisions whereby Senior Housing may cancel our rights under these agreements upon the acquisition by any person or group of more than 9.8% of our voting stock, and upon other change of control events. These leases also limit our ability to create, incur, assume or guarantee indebtedness.

In August 2003, we sold a community in Bloomfield, Connecticut for $3.5 million, $3.15 million of which was paid in the form of a promissory note from the purchaser secured by a mortgage on that property. This note is payable in monthly installments of $8,750 of principal, plus interest which accrues on the unpaid principal balance at a rate of 8% per year. This note matures on August 26, 2009, but we have the right to require prepayment as of August 31, 2008.

In December 2003, we sold five group homes in Maryland for $3.55 million, $3.11 million of which was paid in the form of a promissory note from the purchaser secured by a mortgage on those five properties. This note is payable in monthly installments of $1,700 of principal, plus interest which accrues on the unpaid principal balance at a rate of 9%. This note matures on November 30, 2018, but we have the right to require prepayment earlier by giving notice after November 30, 2009.

During 2003, Senior Housing agreed to sell us two nursing homes in Michigan that we leased from Senior Housing. The purchase price is $10.5 million, the appraised value of the properties. On April 19, 2004, we purchased one of these properties from Senior Housing for $5.9 million. We financed this acquisition with $5.0 million of proceeds we received from a new Department of Housing and Urban Development, or HUD, insured mortgage and by using cash on hand. We expect the second purchase to occur during 2005 and we intend to finance the second sale with proceeds that we receive from a second HUD insured mortgage and with available cash. The second property is currently leased from Senior Housing on a combined basis with 97 other properties. Under the terms of our lease with Senior Housing, upon completion of the sale, the annual rent payable under the combined lease will be reduced by 10% of the sale prices we pay to Senior Housing.

In November 2004, we acquired 100% of the capital stock of LTA for approximately $211 million, excluding closing costs. To finance this acquisition, we entered into a $148.2 million sale leaseback transaction with Senior Housing for 31 of the communities acquired from LTA. We also entered a $16.8 million mortgage loan with Senior Housing secured by five of our properties. We funded the balance of the purchase price with cash on hand and by assuming HUD insured long term mortgage debt and an operating lease for four communities from HCPI.

In December 2004 and January 2005, we issued a total of 3,620,000 common shares for net proceeds in the amount of $28.8 million. A portion of proceeds raised in this offering were used to pay off the $16.8 million mortgage loan with Senior Housing described above.

On January 21, 2005, we agreed to purchase six assisted living communities for approximately $63.5 million from Gordon Health Care Ventures, LLC. We intend to finance this acquisition with cash on hand, borrowings under our line of credit and mortgage or sale leaseback transactions for some of the communities being purchased or for certain other communities which we currently own. Completion of this acquisition is subject to various conditions customary in multi-community healthcare transactions of this type, including completion of diligence, licensing and receiving third party consents. We expect this acquisition to close during the second quarter of 2005, but there is no assurance that it will close.

We will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, for our fiscal year ending December 31, 2005 if our "public float" exceeds $75 million as of June 30, 2005, or in any event for our fiscal year ending December 31, 2006. Based on the closing price of our stock on March 24, 2005, our "public float" was $99.0 million. As such, we have commenced our plan for complying with Section 404 and are currently in the process of documenting our processes and controls. We expect to devote substantial time and effort and incur substantial costs in complying with Section 404 in fiscal year 2005 and beyond.

Despite the commitments, contingencies and limitations described above, we believe that a combination of our efforts to increase revenues and contain costs, our ability to borrow on our revolving credit facility, our ability to sell to Senior Housing certain capital improvements made to communities leased from Senior Housing and the possibility of sales or financings of our owned communities will be sufficient to meet our working capital needs, operating expenses, rent payments to Senior Housing, debt service and capital expenditures for the next 12 months and the foreseeable future.

As of December 31, 2004, our contractual obligations were as follows (dollars in thousands):

	Payment due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations[1]	$ 42,581	$ 463	$ 1,016	$ 1,181	$ 39,921
Operating Lease Obligations[2]	1,256,178	97,017	291,051	291,051	577,059
Purchase Obligations[3]	4,600	4,600	-	-	-
Other Long Term Liabilities Reflected on our Balance Sheet under GAAP[4]	25,842	5,385	10,450	6,370	3,637
Total	$ 1,329,201	$ 107,465	$ 302,517	$ 298,602	$ 620,617

(1) These amounts represent amounts due under several HUD insured mortgages.

(2) These amounts represent minimum lease payments through 2014 and 2020. It does not include percentage rent that may be payable under these leases.

(3) This amount represents our obligation to purchase a property from Senior Housing. This obligation is contingent upon our receiving HUD insured financing for a significant part of this purchase price.

(4) These amounts include liabilities for continuing care contracts which require residents to make advance payments, some of which are refundable and continuously carried as liabilities and some of which are not refundable and are carried as liabilities until they are recognized as revenues over the periods during which we expect to provide the service. These amounts also include insurance reserves related to workers compensation and professional liability insurance as well as deferred gains related to property sales.

DEBT INSTRUMENTS AND COVENANTS

In October 2002, we entered into a revolving credit facility. The interest rate on borrowings on this facility is LIBOR plus a spread. The maximum amount available under this facility is $12.5 million, and is subject to limitations based upon qualifying collateral. The borrower under this facility is a subsidiary that we organized with the intention that it be "bankruptcy-remote". Certain of our other subsidiaries sell or contribute their accounts receivable to the borrower on a true sale basis and make certain representations and other undertakings in favor of the borrower in connection with each sale. The seller subsidiaries have granted security interests in their assets to secure their obligations to the borrower. We guarantee the obligations of the seller subsidiaries obligations to the borrower subsidiary and have pledged the stock or membership interests in each of the seller subsidiaries to the borrower. The borrower has in turn collaterally assigned these undertakings, guarantees and collateral to the revolving credit facility lenders, and has granted a security interest in the purchased receivables and all of its other assets to secure its obligations under the facility. The facility is available for acquisitions, working capital and general business purposes. The facility contains covenants and events of default requiring the maintenance of collateral, minimum net worth and certain other financial ratios, and places limits on our ability to incur or assume debt or create liens with respect to certain of our properties, and other customary provisions. The accounts receivable collateralizing the facility totaled $16.6 million as of December 31, 2004. In certain circumstances and subject to available collateral and lender approvals, the maximum amounts which we may draw under this credit agreement may be increased to $25.0 million. The termination date of the facility is October 24, 2005. As of December 31, 2004, no amounts were outstanding under the facility. At March 25, 2005, we believe we are in compliance with all applicable covenants under this revolving credit agreement and no amounts were outstanding under the facility. We have begun negotiations with a bank concerning a substitute credit facility to become effective before our current credit facility expires; however, we can provide no assurance that these negotiations will be successfully concluded.

On April 19, 2004, we purchased a property from Senior Housing for $5.9 million. We financed this acquisition with $5.0 million in proceeds we received from a HUD insured mortgage and with cash on hand. The interest cost on this debt is 5.6% per year. Principal and interest is due monthly through April 2039. This mortgage contains standard HUD mortgage covenants. At March 25, 2005, we believe we are in compliance with all material covenants of this mortgage.

As part of our recent LTA acquisition, we assumed $30.9 million of HUD insured mortgage debt. The interest cost on this debt is a weighted average rate of 7.1% per year. Principal and interest is due monthly through varying dates ranging from February 2032 to June 2039. Mortgage premiums totaling $6.5 million were recorded in accounting for the acquisition of the mortgaged properties in order to record the assumed mortgages at their estimated fair value. The mortgage premiums will be amortized as a reduction to interest expense over the period the mortgages remain outstanding. These mortgages are secured by seven of our communities and contain standard HUD mortgage covenants. At March 25, 2005, we believe we are in compliance with all material covenants of these mortgages.

OFF BALANCE SHEET ARRANGEMENTS

We have no off balance sheet arrangements as defined in Regulation S-K, Item 303(a)(4)(iii).

RELATED PARTY TRANSACTIONS

On December 31, 2001, Senior Housing distributed substantially all of its ownership of our shares to its shareholders. In order to effect this spin off and to govern relations after the spin off, we entered into agreements with Senior Housing, pursuant to which it was agreed, among other things, that:

- so long as Senior Housing remains a real estate investment trust, or a REIT, we may not waive the share ownership restrictions in our charter on the ability of any person or group to acquire more than 9.8% of any class of our equity shares without, among other requirements, the consent of Senior Housing and our determination that the exception to the ownership limitations would not cause a default under any of our leases;

- so long as we are a tenant of Senior Housing, we will neither permit any person or group to acquire more than 9.8% of any class of our voting stock or permit the occurrence of other change in control events, as defined, nor will we take any action that, in the reasonable judgment of Senior Housing or HRPT Properties Trust (another REIT which owns shares of Senior Housing), or HRPT, might jeopardize the tax status of Senior Housing or HRPT as REITs;

- Senior Housing has the option, upon the acquisition by a person or group of more than 9.8% of our voting stock and upon other change in control events, as defined, to cancel all of our rights under the leases we have with Senior Housing; and

- so long as we maintain our shared services agreement with Reit Management and Research LLC, or RMR, we will not acquire or finance any real estate without first giving Senior Housing, HRPT or any other publicly owned REIT or other entity managed by RMR, the opportunity to acquire or finance real estate investments of the type in which Senior Housing, HRPT or any other publicly owned REIT or other entity managed by RMR, respectively, invest.

At the time of our spin off from Senior Housing, all of the persons serving as our directors were trustees of Senior Housing. Our two managing directors, Messrs. Martin and Portnoy, are currently the managing trustees of Senior Housing.

Of the 148 senior living communities we currently operate, 128 are leased from Senior Housing for total annual minimum rent of $95.8 million.

During 2003, we and Senior Housing were jointly involved in litigation with Marriott, the operator of the senior living communities which we leased from Senior Housing. We and Senior Housing equally shared the costs of this litigation. This litigation was settled in January 2004.

Since January 1, 2004, we have entered into or agreed to enter into multiple transactions with Senior Housing, including the following:

- On March 1, 2004, Senior Housing purchased from us one independent and assisted living community with 229 units located in Maryland. The purchase price was $24.1 million, the appraised value of the property. Simultaneous with this purchase, our existing leases with Senior Housing were modified as follows:
  - the lease for 53 nursing homes and the lease for 13 independent and assisted living communities were combined into one lease and the property acquired on March 1, 2004 was added to this combined lease;
  - the combined lease maturity date was changed to December 31, 2020 from December 31, 2018 and 2019 for the separate leases;
  - our minimum rent for the combined lease of 53 nursing homes and 14 independent living communities was increased by $2.4 million;
  - for all of our leases with Senior Housing, the amount of additional rent to be paid to Senior Housing was changed to 4% of the increase in revenues at the leased properties beginning in 2006. Prior to the lease combination, the percentage and the beginning time period for the nursing home lease and the independent and assisted living community lease was 3% in 2004 and 4% in 2005, respectively; and
  - all other lease terms remain substantially unchanged.
- In 2003, Senior Housing evicted a nursing home tenant that had defaulted on its obligations to Senior Housing. Until May 2004, we managed this nursing home for Senior Housing's account. Effective on May 1, 2004, we agreed with Senior Housing to add this nursing home to a multi property lease from Senior Housing and to increase the annual rent by $180,000. All other lease terms remained unchanged.
- One of the properties we lease from Senior Housing was subject to a ground lease from an unaffiliated third party. We were responsible for paying the ground rent of $307,000 per year. On June 3, 2004, Senior Housing exercised an option to purchase this land for $3.6 million and acquired the landlord's rights and obligations under the ground lease. We now pay the ground rent to Senior Housing.
- On November 18, 2004, Senior Housing loaned us $117.0 million in connection with our acquisition of LTA. Such loan was repaid on November 19, 2004 with the proceeds we received from a $148.2 million sale leaseback with Senior Housing for 31 of the 47 acquired communities and a $16.8 million mortgage loan from Senior Housing secured by five of our communities. This mortgage was repaid in December 2004.
- During 2004, pursuant to the terms of our leases with Senior Housing, we sold to Senior Housing $9.5 million of improvements we had made to its properties, and our annual rent payable to Senior Housing was increased by 10% of Senior Housing's purchase price, or $945,700.

We obtained a workers compensation insurance policy for the year beginning June 15, 2003, from a third party insurer. This third party insurer ceded a portion of the premiums we paid to a Bermuda based company, Affiliates Insurers, Limited, or Affiliates, which was owned by RMR. Affiliates was organized by RMR to assist us in creating a partial self insurance program on an expedited basis. On December 8, 2003, we acquired Affiliates from RMR for an amount equal to RMR's cost of organizing and capitalizing that company, approximately $1.3 million.

Our Chief Executive Officer and Chief Financial Officer are also officers and employees of RMR. These officers devote a substantial majority of their business time to our affairs and the remainder to RMR's business which is separate from our business. We believe the compensation we pay to these officers reasonably reflects their division of business time; however, periodically, these individuals may divide their business time differently than they do currently and their compensation from us may become disproportionate to this division.

RMR provides management and administrative services to us under a shared services agreement. RMR is compensated at an annual rate equal to 0.6% of our total revenues. Aggregate fees earned by RMR for services during 2004, 2003 and 2002, were $3.7 million, $3.4 million and $2.9 million, respectively. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management services. We pay a pro rata share of RMR's costs in providing that function. Our audit committee approves the identity and salary of the individual serving as our director of internal audit, as well as the pro rata share of the costs which we pay. The fact that RMR has responsibilities to other entities, including one of our landlords, Senior Housing, could create conflicts; and in the event of such conflicts between Senior Housing and us, the shared services agreement allows RMR to act on behalf of Senior Housing rather than on our behalf. RMR is owned by Messrs. Martin and Portnoy who are our managing directors. Messrs. Martin and Portnoy each have material interests in the transactions between us and RMR described above. All transactions between us and RMR are approved by our independent directors. Our compensation committee has approved the renewal of the shared services agreement for its current term which will end December 31, 2005.

Messrs. Martin and Portnoy own the building in which our headquarters is located. Our lease for space was originally executed by FSQ. This lease expires in 2011. We paid rent, which includes our proportional share of utilities and real estate taxes, under this lease during 2004, 2003 and 2002 of $561,000, $569,000 and $539,000, respectively.

Until March 31, 1997, Mr. Portnoy was a partner of Sullivan & Worcester LLP, our counsel and counsel to Senior Housing, RMR and affiliates of each of the foregoing, and he received payments from that firm during 2004, 2003 and 2002 in respect of his retirement.

Wells Fargo & Company beneficially owns 8.1% of our common shares. Wells Fargo Bank, N.A., an affiliate of Wells Fargo & Company, became the transfer agent and registrar for our common shares, effective as of December 13, 2004.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies concern revenue recognition, our assessment of the net realizable value of our accounts receivable, the realizable value of long term assets, accounting for long term care contracts, accounting for business combinations and our assessment of reserves related to our self insurance programs.

Our revenue recognition policies involve judgments about Medicare and Medicaid rate calculation methodologies. These judgments are based principally upon our experience with these programs and our knowledge and familiarity with the current rules and regulations of these programs. We recognize revenues when services are provided and these amounts are reported at their estimated net realizable amounts. Some Medicare and Medicaid revenues are subject to audit and retroactive adjustment.

Our policies for valuing accounts receivable involve significant judgments based upon our experience, including consideration of the age of the receivable, the terms of the agreements with our residents or their third party payors, the resident or payors stated intent to pay, the resident or payors financial capacity and other factors which may include litigation or appeal proceedings.

We monitor our long term assets to determine whether any impairment of these assets may have occurred. If the facts and circumstances indicate that an impairment may have occurred, we evaluate the asset's carrying value to determine whether an impairment charge is required. This process includes a review of historical and projected future financial results realized or to be realized from the affected assets, market conditions affecting the sale of similar assets and the like. This process requires that estimates be made and errors in our judgments or estimates could have a material effect on our financial statements.

At certain of our communities, we offer long term care contracts under which residents pay a one time deposit in exchange for reduced charges during their stay. The one time deposits may be refundable or non-refundable, or partially refundable and partially non-refundable. We record such deposits as a long term obligation and amortize the non-refundable portion of such deposits into revenue over our estimate of the periods during which future services will be provided. We base these estimates on our experience and actuarial information.

Since we became a separate public company, each of our acquisitions has been accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards No. 141. Purchase accounting requires that we make certain judgments and estimates based on our experience, including determining the fair value and useful lives of assets acquired and the fair value of liabilities assumed. Some of our judgments and estimates are also based upon published industry statistics and in some cases third party appraisals.

Our critical accounting policies for determining reserves for the self funded part of our insurance programs and for our self insurance programs involve significant judgments based upon our experience, including projected settlements for pending claims, known incidents which we expect may result in claims, estimates of incurred but not yet reported claims and incidents, claims experience, estimated litigation costs and other factors. We also periodically receive and rely upon recommendations from professional consultants in establishing these reserves.

In the future we may need to revise the judgments, estimates and assessments we use to formulate our critical accounting policies to incorporate information which is not now known. We cannot predict the effect changes to these premises underlying our critical accounting policies may have on our future results of operations, although such changes could be material and adverse.

INFLATION AND DEFLATION

Inflation in the past several years in the U.S. has been modest. Future inflation might have both positive or negative impacts on our business. Rising price levels may allow us to increase occupancy charges to residents, but may also cause our operating costs, including our percentage rent, to increase. Also our ability to increase rates paid by Medicare and Medicaid will be limited despite inflation.

Deflation would likely have a negative impact upon us. A large component of our expenses consist of minimum rental obligations to Senior Housing. Accordingly we believe that a general decline in price levels which could cause our charges to residents to decline would likely not be fully offset by a decline in our expenses.

SEASONALITY

Our business is subject to modest effects of seasonality. During the calendar fourth quarter holiday periods nursing home and assisted living residents are sometimes discharged to join family celebrations and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among nursing home and assisted living residents which can result in increased costs or discharges to hospitals. As a result of these factors, nursing home and assisted living operations sometimes produce greater earnings in the second and third quarters of a calendar year and lesser earnings in the first and fourth quarters. We do not believe that this seasonality will cause fluctuations in our revenues or operating cash flow to such an extent that we will have difficulty paying our expenses, including rent, which do not fluctuate seasonally.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk through our monitoring of available financing alternatives. Other than as described below we do not now anticipate any significant changes in our exposure to fluctuations in interest rates or in how we manage this risk in the future.

Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. For example: based upon discounted cash flow analysis, if prevailing interest rates were to decline by 10% and other credit market considerations remained unchanged, the market value of our $42.6 million mortgage debt outstanding on December 31, 2004, would increase by about $4.2 million; and, similarly, if prevailing interest rates were to increase by 10%, the market value of our $42.6 million mortgage debt would decline by about $4.2 million.

Our revolving credit facility bears interest at floating rates and matures in October 2005. As of December 31, 2004, we had no amounts outstanding under this revolving credit facility. We borrow in U.S. dollars and borrowings under our revolving credit facility are subject to interest at LIBOR plus a spread. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. A change in interest rates would not affect the value of any outstanding floating rate debt but would affect our operating results. For example, if the maximum amount of our credit facility of $12.5 million were drawn and interest rates decrease or increase by 1% per annum, our interest expense would decrease or increase by $125,000 per year, or $0.01 per share, based on currently outstanding common shares, respectively. If interest rates were to change gradually over time, the impact would be spread over time.

Our exposure to fluctuations in interest rates may increase in the future if we incur debt to fund acquisitions or otherwise.

As of March 25, 2005, we have no commercial paper, derivatives, swaps, hedges, joint ventures or partnerships.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND FEDERAL SECURITIES LAWS. THESE STATEMENTS REPRESENT OUR PRESENT BELIEFS AND EXPECTATIONS, BUT THEY MAY NOT OCCUR FOR VARIOUS REASONS. FOR EXAMPLE:

- OUR FUTURE INSURANCE COSTS AND INSURANCE RESERVE CALCULATIONS MAY BE GREATER THAN WE NOW ANTICIPATE;

- WE MAY BE UNABLE TO CARRY OUT OUR BUSINESS PLAN TO EXPAND BECAUSE WE ARE UNABLE TO LOCATE EXPANSION OPPORTUNITIES AT PRICES WE ARE WILLING OR ABLE TO PAY;

- OUR RECEIVABLES RESERVES MAY BE INADEQUATE, ESPECIALLY THE RESERVES WHICH RELATE TO MEDICARE AND MEDICAID PAYMENTS BECAUSE SUCH PAYMENTS ARE SUBJECT TO GOVERNMENTAL AUDITS AND TO GOVERNMENT FISCAL POLICIES;

- OUR PENDING ACQUISITION OF SIX ASSISTED LIVING COMMUNITIES MAY NOT BE CONCLUDED BECAUSE OF OUR FAILURE TO RECEIVE LICENSING, THIRD PARTY CONSENTS OR OTHERWISE;

- WE MAY BE UNABLE TO MAINTAIN OR IMPROVE OUR FUTURE OCCUPANCY RATES AND AS A RESULT OUR REVENUES MAY DECLINE;

- THE IMPROVING ECONOMY MAY RESULT IN WAGE PRESSURES WHICH INCREASE OUR FUTURE COSTS;

- FUTURE MEDICARE AND MEDICAID RATES MAY BE LOWER THAN WE NOW ANTICIPATE;

- SLS'S OPERATIONS OF THE COMMUNITIES WHICH IT MANAGES FOR US MAY RESULT IN LOSSES TO US; OR

- WE MAY BECOME SUBJECT TO FINES OR REGULATORY SANCTIONS WHICH MATERIALLY ADVERSELY AFFECT OUR FINANCIAL CONDITION OR PERFORMANCE.

IN ANY SUCH EVENT, OUR FUTURE FINANCIAL PERFORMANCE MAY CAUSE THE IMPROVEMENTS IMPLIED BY OUR RECENT PERFORMANCE TO REVERSE AND WE MAY EXPERIENCE LOSSES. IF OUR FINANCIAL RESULTS DO NOT CONTINUE TO IMPROVE, OUR STOCK PRICE LIKELY WILL DECLINE. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW, WE DO NOT INTEND TO IMPLY THAT WE WILL RELEASE PUBLICLY THE RESULT OF ANY REVISION TO THE FORWARD LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT TO REFLECT THE FUTURE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.

Report of Independent Registered Public Accounting Firm

TO THE DIRECTORS AND SHAREHOLDERS OF FIVE STAR QUALITY CARE, INC.

We have audited the accompanying consolidated balance sheet of Five Star Quality Care, Inc., as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Five Star Quality Care, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Boston, Massachusetts
March 21, 2005

Consolidated Balance Sheet

(dollars in thousands, except share data)

	December 31,	
	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 26,194	$ 17,611
Accounts receivable, net of allowance of $5,278 and $4,305 at December 31, 2004 and 2003, respectively	36,742	30,581
Due from Senior Housing Properties Trust	-	544
Prepaid expenses	10,417	4,305
Other current assets	2,690	2,412
Total current assets	76,043	55,453
Property and equipment, net	95,189	55,484
Restricted cash - insurance arrangements	17,611	12,056
Restricted cash - other	12,753	15,338
Mortgage notes receivable	6,099	6,143
Goodwill	11,548	610
Other long term assets	3,742	2,286
	$ 222,985	$ 147,370
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 12,625	$ 13,820
Accrued expenses	13,951	7,759
Accrued compensation and benefits	11,382	8,936
Due to Senior Housing Properties Trust	7,961	6,605
Due to Sunrise Senior Living, Inc.	309	6,134
Mortgage notes payable	463	54
Secured revolving credit facility	-	4,000
Accrued real estate taxes	3,449	5,142
Security deposit liability	3,325	2,405
Other current liabilities	5,656	3,290
Total current liabilities	59,121	58,145
Long term liabilities:		
Mortgage notes payable	42,118	6,381
Continuing care contracts	9,094	10,164
Other long term liabilities	16,748	8,253
Total long term liabilities	67,960	24,798
Commitments and contingencies:		
Shareholders' equity:		
Preferred stock, par value $0.01: 1,000,000 shares authorized, none issued	-	-
Common stock, par value $0.01: 20,000,000 shares authorized, 12,096,634 and 8,513,634 shares issued and outstanding at December 31, 2004 and 2003, respectively	121	85
Additional paid-in capital	114,394	86,244
Accumulated deficit	(18,611)	(21,902)
Total shareholders' equity	95,904	64,427
	$ 222,985	$ 147,370

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Operations

(dollars in thousands, except per share data)

	For the year ended December 31,		
	2004	2003	2002
REVENUES:			
Net revenues from residents	$ 614,796	$ 573,412	$ 519,106
Pharmacy revenue	13,209	1,770	-
Total revenues	628,005	575,182	519,106
OPERATING EXPENSES:			
Wages and benefits	326,314	313,846	274,248
Other operating expenses	159,892	149,401	143,053
Pharmacy expenses	12,093	1,666	-
Management fee to Sunrise Senior Living Services, Inc.	19,293	17,272	16,643
Rent expense	83,370	77,495	75,210
General and administrative	20,053	17,470	15,415
Depreciation and amortization	3,666	3,587	1,794
Impairment of assets	-	-	150
Restructuring costs	-	-	122
Spin off and merger expense, non recurring	-	-	2,829
Total operating expenses	624,681	580,737	529,464
Operating income (loss)	3,324	(5,555)	(10,358)
Interest and other income	1,666	229	297
Interest expense	(880)	(1,164)	(198)
Income (loss) from continuing operations before income taxes	4,110	(6,490)	(10,259)
Provision for income taxes	(120)	-	-
Income (loss) from continuing operations	3,990	(6,490)	(10,259)
Loss from discontinued operations	(699)	(1,449)	(2,915)
Net income (loss)	$ 3,291	$ (7,939)	$ (13,174)
Weighted average shares outstanding	8,716	8,482	7,556
Basic and diluted income (loss) per share from:			
Continuing operations	$ 0.46	$ (0.77)	$ (1.36)
Discontinued operations	(0.08)	(0.17)	(0.38)
Net income (loss) per share	$ 0.38	$ (0.94)	$ (1.74)

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Shareholders' Equity

(dollars in thousands, except share data)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2001	4,374,334	$ 44	$ 50,978	$ (789)	$ 50,233
Issuance of stock, pursuant to merger of FSQ, Inc.	250,000	2	1,873	-	1,875
Issuance of stock, pursuant to equity offering	3,823,300	38	26,039	-	26,077
Stock grants	5,000	-	36	-	36
Net income	-	-	-	(13,174)	(13,174)
Balance at December 31, 2002	8,452,634	84	78,926	(13,963)	65,047
Stock grants	61,000	1	103	-	104
Capital contributions at lease inception	-	-	7,215	-	7,215
Net loss	-	-	-	(7,939)	(7,939)
Balance at December 31, 2003	8,513,634	85	86,244	(21,902)	64,427
Stock grants	83,000	1	540	-	541
Issuance of stock, pursuant to equity offering	3,500,000	35	27,610	-	27,645
Net income	-	-	-	3,291	3,291
Balance at December 31, 2004	12,096,634	$ 121	$ 114,394	$ (18,611)	$ 95,904

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

(dollars in thousands)

	For the year ended December 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 3,291	$ (7,939)	$ (13,174)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	3,666	3,588	1,794
Spin off and merger expense	-	-	2,829
Impairment of assets	-	-	150
Loss from discontinued operations	699	372	2,915
Provision for bad debt expense	973	403	(1,916)
Changes in assets and liabilities:			
Accounts receivable	(6,098)	3,674	12,310
Prepaid expenses and other current assets	162	(9,583)	778
Accounts payable and accrued expenses	(10,547)	2,592	6,802
Accrued compensation and benefits	2,423	3,124	524
Due to Senior Housing Properties Trust	2,501	6,667	(3,480)
Due to Sunrise Senior Living Services, Inc.	(5,825)	6,134	-
Security deposits and other liabilities	9,092	10,132	441
Cash provided by operating activities	337	19,164	9,973
CASH FLOWS FROM INVESTING ACTIVITIES:			
Transfer of working capital by lease	-	-	10,722
Payments on mortgage note receivable	44	35	-
Deposits into restricted cash accounts	(10,491)	(18,250)	(7,445)
Withdrawals from restricted cash for purchases of furniture, fixtures and equipment	7,521	4,167	-
Acquisition of pharmacy, net of cash acquired	(3,525)	(1,800)	-
Acquisition of insurance company, net of cash acquired	-	(1,310)	-
Acquisition of LTA Holdings, Inc., net of cash acquired	(112,431)	-	-
Acquisition of real estate	(6,084)	-	-
Proceeds from real estate sales	122,682	16,331	(44,927)
Proceeds from disposition of assets held for sale	9,457	10,754	-
Furniture, fixtures and equipment purchases	(20,421)	(15,812)	(6,954)
Cash used in investing activities	(13,248)	(5,885)	(48,604)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings on revolving credit facility	22,000	55,500	-
Repayments of borrowings on revolving credit facility	(26,000)	(51,500)	-
Proceeds from issuance of common stock, net	27,645	-	26,113
Payment of deferred financing costs	-	-	(1,055)
Proceeds from mortgage note payable	122,015	-	-
Repayments of mortgage notes payable	(123,467)	(9,687)	-
Cash provided by (used in) financing activities	22,193	(5,687)	25,058
Net cash used in discontinued operations	(699)	(251)	(1,100)
Change in cash and cash equivalents	8,583	7,341	(14,673)
Cash and cash equivalents at beginning of year	17,611	10,270	24,943
Cash and cash equivalents at end of year	$ 26,194	$ 17,611	$ 10,270
SUPPLEMENTAL INFORMATION:			
Cash paid for interest	$ 512	$ 1,381	$ 145
Non-cash investing and financing activities:			
Notes exchanged in sale of properties	-	(6,261)	-
Capital contributions at lease inception	-	7,215	-
Issuance of common stock	541	104	-
Acquisition of assets by merger	-	(2,220)	(1,052)
Assumption of liabilities by merger	-	(890)	2,006
Assumption of mortgage	86,764	-	15,775
Issuance of common stock for merger	-	-	1,875
Assumption of assets by lease	-	-	(12,061)
Assumption of liabilities by lease	-	-	22,783

The accompanying notes are an integral part of these financial statements.

(dollars in thousands, except per share data)

1. ORGANIZATION AND BUSINESS

We were organized on April 27, 2000, as a wholly owned subsidiary of Senior Housing Properties Trust, or Senior Housing.

On December 31, 2001, Senior Housing distributed all of our common shares to its shareholders. Concurrent with our spin-off, we entered into a transaction agreement with Senior Housing and others to govern our initial capitalization and other events related to the spin-off. On January 11, 2002, we entered into a lease with Senior Housing for 31 independent and assisted living communities formerly managed by Marriott Senior Living Services, Inc., or MSLS, a subsidiary of Marriott International, Inc., or Marriott, and now managed by Sunrise Senior Living Services, Inc., or SLS, a subsidiary of Sunrise Senior Living, Inc., or Sunrise. Pursuant to the transaction agreement, we received the working capital assets and liabilities associated with this leasehold as part of our initial capitalization. During 2003, information became available to us which resulted in $7,215 of additional paid in capital. This amount was the result of our having received more working capital assets and having assumed fewer liabilities than we had previously recorded.

As of December 31, 2004, excluding communities we managed under third party management contracts, we operated 148 communities containing 16,573 living units, including 96 primarily independent and assisted living communities containing 11,724 living units and 52 nursing homes containing 4,849 living units. Of our 96 primarily independent and assisted living communities, we lease 77 communities containing 10,308 living units from Senior Housing, our former parent, including 30 communities which are directly operated for our account by SLS, and we own or lease from parties other than Senior Housing 19 communities containing 1,416 living units. All but one of our nursing homes are leased from Senior Housing. Our 148 communities include 4,960 independent living apartments, 5,046 assisted living suites, 283 special care beds and 6,284 nursing beds. We also operate two institutional pharmacies.

We experienced losses in 2003 and 2002. We believe that a combination of our efforts to increase revenues and contain costs, our ability to borrow on our revolving credit facility, our ability to sell to Senior Housing certain capital improvements made to communities leased from Senior Housing and the possibility of sales or financings of our owned communities will be sufficient to meet our working capital needs, operating expenses, rent payments to Senior Housing, debt service and capital expenditures for the next 12 months and the foreseeable future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying consolidated financial statements include our accounts and those of all of our subsidiaries. All intercompany transactions have been eliminated.

Under the terms of our management agreements with SLS we have provided SLS with working capital to be used in the operation of the communities. The components of the working capital, primarily cash and cash equivalents, inventories, trade accounts receivable and accounts payable, are controlled by SLS on our behalf, but we retain the risks and rewards associated with the underlying assets and liabilities. Accordingly, the components of this working capital (including cash and cash equivalents of $17,787 and $13,167 at December 31, 2004 and 2003, respectively, are included in our consolidated balance sheet.

Estimates and assumptions. Preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from our estimates.

Cash and cash equivalents. Cash and cash equivalents, consisting of investments with original maturities of three months or less at the date of purchase, are carried at cost plus accrued interest, which approximates market.

Restricted cash - insurance arrangements. Restricted cash - insurance arrangements is cash that we deposited as security for letters of credit which secure obligations arising from our professional liability insurance program. Restricted cash - insurance arrangements also includes amounts held by our captive insurance companies that will be used to pay for future workers compensation and liability claims.

Restricted cash - other. Restricted cash - other as of December 31, 2004, includes the following amounts that we are required to escrow: (i) $518 required by certain healthcare regulatory agencies, (ii) $5,540 for future capital expenditures, as required by our lease with Senior Housing and our management agreements with SLS, (iii) $2,585 for real estate taxes and capital expenditures as required by mortgages, (iv) $3,859 for resident security deposits for certain SLS managed communities and (v) $251 for other business reasons. Restricted cash - other as of December 31, 2003, includes the following amounts that we are required to escrow: (i) $518 required by certain healthcare regulatory agencies, (ii) $5,000 for future capital expenditures, as required by our lease with Senior Housing and our management agreements with SLS, (iii) $339 for real estate taxes and capital expenditures as required by a mortgage, (iv) $9,168 for resident security deposits for certain SLS managed communities and (v) $313 for other business reasons.

Accounts receivable and allowance for doubtful accounts. We record accounts receivable at their estimated net realizable value. In the case of receivables generated from residents, we estimate allowances for uncollectible amounts based upon factors which include, but are not limited to, the age of the receivable and the terms of the agreements with residents or their third party payors. In the case of other receivables, such as those due from various governments or other entities with which we have transacted business, we estimate allowances based upon factors which include, but are not limited to, the agreements with such payors, their stated intent to pay, their financial capacity to pay and other factors which may include litigation. Accounts receivable allowances are estimates. We periodically review and revise these estimates based on new information; such revisions may be material.

(dollars in thousands, except per share data)

During 2004, 2003 and 2002, we increased our allowance for doubtful accounts by $3,600, $2,456 and $4,387, respectively, and wrote off accounts receivable of $2,627, $2,053 and $4,502, respectively.

Included in accounts receivable as of December 31, 2004 and 2003 are amounts due from the Federal Government Medicare program of $10,952 and $9,651, respectively, and amounts due from various state Medicaid programs of $14,570 and $13,463, respectively.

Deferred finance costs. We capitalize issuance costs related to borrowings and amortize the deferred costs over the terms of the respective loans. The unamortized balance of deferred finance costs was $925 and $503 at December 31, 2004 and 2003, respectively. Accumulated amortization related to deferred finance costs was $617 and $326 at December 31, 2004 and 2003, respectively. At December 31, 2004, the weighted average amortization period remaining is approximately 34 years. The amortization expense to be incurred over the next five years as of December 31, 2004 is $262 in 2005, $36 in 2006, $35 in 2007, $35 in 2008 and $35 in 2009.

Property and equipment. Property and equipment is stated at cost. We expense depreciation on real estate properties on a straight line basis over estimated useful lives of up to 40 years for buildings, up to 15 years for building improvements and up to seven years for personal property. We regularly evaluate whether events or changes in circumstances have occurred that could indicate an impairment in the value of long lived assets. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows from the asset to determine if an impairment loss should be recognized. We determine the amount of impairment loss by comparing the historical carrying value of the asset to its estimated fair value. We determine estimated fair value through an evaluation of recent financial performance and projected discounted cash flows of properties using standard industry valuation techniques. During 2002, we wrote off certain impaired assets with a carrying value of $772.

Goodwill. Goodwill represents the costs of business acquisitions in excess of the fair value of identifiable net assets acquired. Goodwill is reviewed annually for impairment. If the review indicates that carrying amount of goodwill exceeds its fair value, the carrying value of goodwill will be adjusted. To date, no impairment charges have been recorded.

Self insurance. We self insure up to certain retained limits for workers compensation and professional liability. Claims in excess of these retained limits are insured by third party insurance providers up to contractual limits, over which we are self insured. We are fully self insured for all employee health related claims. We accrue the estimated cost of self insured amounts based on projected settlements for pending claims, known incidents which we expect may result in claims, estimates of incurred but not yet reported claims and incidents and expected changes in premiums for insurance provided by third party insurers whose policies provide for retroactive adjustments. We periodically adjust these estimates based upon our claims experience, recommendations from our professional consultants, changes in market conditions and other factors; such adjustments may be material.

Continuing care contracts. At some of our communities that are managed by SLS, residents can enter into continuing care contracts. These contracts require residents to make advance payments some of which are refundable and are carried as liabilities until they are refunded and some of which are not refundable and are carried as liabilities until they are amortized into revenues during the periods we expect to provide the service. Portions of these payments are included in restricted cash on our consolidated balance sheet.

Income taxes. We account for income taxes in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, "Accounting for Income Taxes", or FAS 109. FAS No. 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities (see Footnote 5).

We pay franchise taxes in certain states in which we have operations. We have included the franchise taxes in general and administrative and other operating expenses in our consolidated statements of operations.

Revenue recognition. Our revenues are derived primarily from services to residents at communities we own or lease. We accrue revenues when services are provided and revenues are earned. Some of our services are provided with the expectation of payment from governments or other third party payors; related revenues are reported at their estimated net realizable amounts at the time the services are provided. We derived approximately 38%, 39% and 39% of 2004, 2003 and 2002 net resident revenues, respectively, from payments under federal and state medical assistance programs. Revenues under some of these programs are subject to audit and retroactive adjustment.

Medicare revenues totaled $109,800, $86,100 and $68,400 during 2004, 2003 and 2002, respectively. Medicaid revenues totaled $152,100, $148,600 and $142,600 during 2004, 2003 and 2002, respectively. Both the Federal Government and some of the states in which we operate are contemplating plans to reduce Medicare and Medicaid funding. We cannot estimate the magnitude of potential Medicaid and Medicare rate reductions but it may be material. Medicaid and Medicare rates reductions, if they occur, may have a negative impact on our revenues and may decrease our net income and may cause us to incur losses.

Management Agreements. Our management agreements with SLS provide for payment of base management fees equal to 5% of revenues at the managed communities and incentive management fees equal to 20% of the operating profit at the managed communities, as defined, over a priority return to us. SLS is also entitled to central administrative services fees equal to 2% of our revenues at the managed communities. Our management agreements with SLS expire in 2027 and have a five year renewal term at SLS's option. During 2004, 2003 and 2002, we incurred fees under these management agreement with SLS totaling $19,293, $17,272 and $16,643, respectively.

Restructuring costs. During 2002, we reduced the number of our regional offices and had staff reductions in our home office. As a result, we incurred restructuring costs of $122 for severance payments to terminated employees, all of which were paid in 2002.

(dollars in thousands, except per share data)

Per common share amounts. We computed earnings (loss) per share for the years ended December 31, 2004, 2003 and 2002, using the weighted average number of shares outstanding during each year. We have no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Reclassifications. Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation, including a reclassification of $3,625 of cash related to our captive insurance company, which was presented as cash and cash equivalents in 2003, to restricted cash. These reclassifications had no effect on net income (loss) or shareholders' equity.

3. PROPERTY AND EQUIPMENT

Property and equipment, at cost, as of December 31, 2004 and 2003, consist of:

	2004	2003
Land	$ 7,362	$ 3,542
Buildings and improvements	74,111	42,328
Furniture, fixtures and equipment	19,954	13,476
	101,427	59,346
Accumulated depreciation	(6,238)	(3,862)
	$ 95,189	$ 55,484

4. LINE OF CREDIT

On October 24, 2002, one of our subsidiaries entered into a revolving credit facility agreement. The interest rate on borrowings on this facility is LIBOR plus a spread. The maximum amount available under this facility is $12,500, and is subject to limitations based upon qualifying collateral. The facility is available for acquisitions, working capital and general business purposes. The facility is secured by accounts receivable (totaling $16,556 as of December 31, 2004) generated at some of our communities and contains covenants such as maintenance of collateral, maintenance of lockbox accounts designed to provide the lenders with access to the collateral, consolidated minimum net worth and certain other financial ratios. In certain circumstances, subject to lender and collateral availability, the maximum borrowings under this facility may be increased to $25,000. The facility terminates on October 24, 2005. As of December 31, 2004, no amounts were outstanding under the facility. Interest expense related to this facility was $85 and $155 for the years ended December 31, 2004 and 2003, respectively.

5. INCOME TAXES

Significant components of our deferred tax assets and liabilities as of December 31, 2004 and 2003, are as follows:

	2004	2003
Deferred tax assets (liabilities) for the income tax effects of:		
Allowance for doubtful accounts	$ 2,073	$ 1,826
Accrued liabilities	405	527
Deferred income	2,642	323
Insurance reserve	1,076	1,703
Continuing care contracts	2,880	2,276
Depreciable assets	(2,162)	2,309
Charitable contributions	68	43
Net operating loss carry forwards	1,769	1,268
Tax credits	984	395
Other	(133)	-
Net deferred tax asset before valuation allowance	9,602	10,670
Valuation allowance	(9,602)	(10,670)
Net deferred tax asset	$ -	$ -

As a result of our short operating history and the losses we incurred during 2002 and 2003, we continue to record a valuation reserve for the full amount of our deferred tax assets. If our operating results continue to be profitable, we may reduce or eliminate the valuation reserve. In such event, we would record a reduction in the valuation reserve as an income tax benefit in the consolidated statement of operations, which would impact our results of operations.

(dollars in thousands, except per share data)

Our operations in the year ended December 31, 2004 produced taxable income of approximately $4,827. Our 2002 and 2003 operations resulted in tax loss carry forwards which eliminated our taxable income in 2004. After 2004, we have tax losses of approximately $3,709 that may be carried forward to offset future taxable income. During the year ended December 31, 2004, we incurred approximately $120 for alternative minimum taxes that are payable without regard to our tax loss carry forwards. Our net operating loss carry forwards will expire beginning in 2020, if unused.

The principal reasons for the difference between our effective tax (benefit) rate and the U.S. Federal statutory income tax (benefit) rate are as follows:

	For the years ended December 31,		
	2004	2003	2002
Taxes at statutory U.S. federal income tax rate	34.0%	(34.0%)	(34.0%)
State and local income taxes, net of federal tax benefit	5.3%	(4.0%)	(4.0%)
Tax credits	(17.9%)	(5.0%)	-
Alternative minimum tax	3.5%	0.0%	0.0%
Change in valuation allowance	(21.4%)	6.5%	-
Other differences, net	0.0%	36.5%	38.0%
Effective tax rate	(0.0%)	(0.0%)	0.0%
Tax valuation allowance	0.0%	0.0%	0.0%

6. MORTGAGES PAYABLE

One of the properties acquired by one of our subsidiaries in October 2002 was encumbered by two mortgage notes secured by first and second deeds of trust. In accordance with the prepayment provisions of the first mortgage, in December 2003, we prepaid the first mortgage note which totaled $9,323. The remaining deed of trust mortgage totaling $6,435 was prepaid on March 1, 2004.

On April 19, 2004, we purchased from Senior Housing a property that was previously leased to us by Senior Housing. We funded part of the purchase price with proceeds we received from a Department of Housing and Urban Development, or HUD, insured mortgage in the amount of $5,015. Seven of the properties acquired by us on November 19, 2004 from LTA are encumbered by nine mortgages. These nine mortgages are also insured by HUD. Mortgage premiums totaling $6,534 were recorded in accounting for the acquisition of the mortgaged properties in order to record the assumed mortgages at their estimated fair value. The mortgage premiums will be amortized as a reduction to interest expense over the period the mortgages remain outstanding. Interest expense on the mortgages was $521 for the year ended December 31, 2004, which is net of mortgage premium amortization of $14.

The following table is a summary of the mortgage notes payable as of December 31, 2004:

Principal Balance	Monthly Payment	Cash Interest Rate	Effective Interest Rate	Maturity Date	Fair Value Premium Adjustment	Total Mortgage Payable
$ 4,987	$ 45	5.55%	5.55%	1-May-39	$ -	$ 4,987
1,377	14	8.00%	5.60%	1-Jan-38	405	1,782
1,187	11	8.45%	5.60%	1-Nov-37	422	1,609
1,018	10	7.50%	5.60%	1-Oct-36	229	1,247
5,448	47	7.00%	5.60%	1-Jun-36	889	6,337
5,856	47	7.15%	5.60%	1-Nov-38	1,113	6,969
5,370	44	7.00%	5.60%	1-Jun-36	900	6,270
712	6	8.50%	5.60%	1-Feb-32	213	925
5,894	51	7.25%	5.60%	1-Jun-39	1,209	7,103
4,198	41	8.13%	5.60%	1-Feb-32	1,154	5,352
$ 36,047	$ 316	7.13% [1]			$ 6,534	$ 42,581

(1) Weighted average interest rate

(dollars in thousands, except per share data)

Monthly payments are required to be made into a replacement reserve fund from which withdrawals are subject to the approval of HUD for all our mortgages. In addition, we are required to make monthly escrow deposits for taxes and insurance.

Principal payments due under the terms of these mortgages are as follows:

2005	$ 293
2006	318
2007	343
2008	362
2009	445
Thereafter	34,286
	$ 36,047

7. LEASES

We lease 128 communities under four non-cancelable leases with Senior Housing and 4 communities under a lease with Healthcare Property Investors, Inc., or HCPI. These leases are "triple-net" leases which require that we pay for all costs incurred in the operation of the communities, including the cost of insurance and real estate taxes, maintain the communities and indemnify the landlord for any liability which may arise from its ownership during the lease term. SLS manages 30 of the communities included in one of our leases with Senior Housing.

Our leases with Senior Housing require us to pay, as additional rent, 4% of the amount by which gross revenues of the leased communities exceeds gross revenue for a base year. The base year for the former LTA communities that we lease from Senior Housing is 2006 and percentage rent begins in 2007. The base year for all other communities we lease from Senior Housing is 2005 and percentage rent begins in 2006. The additional rent is payable and calculated separately for the lease relating to the communities that SLS manages for us and on a combined basis for the three leases relating to the communities we operate.

We are required under our lease for the communities managed by SLS to make deposits into accounts known as FF&E Reserves to fund future replacements and improvements at these communities. Senior Housing has a security and remainder interest in these accounts and in all property purchased with funding from these accounts.

Senior Housing has agreed to fund amounts that we request for repairs, renovations and improvements to communities we lease from them in return for rent increases according to formulas set forth in the leases. In 2004, Senior Housing funded $9,457 for repairs, renovations and improvements to some of our communities. As a result of this transaction, and in accordance with our leases, our annual minimum rent to Senior Housing increased by 10% of the amount funded, or $945.

The following table is a summary of our leases:

Landlord	Number of Communities	Minimum rent as of December 31, 2004	Initial expiration date	Renewal terms
Senior Housing (3 leases)	98	$ 31,841	December 31, 2020	Option for one 15-year renewal.
Senior Housing (SLS managed communities)	30	63,993	December 31, 2017	Consecutive options for one 10-year and one 5-year renewal.
HCPI	4	1,183	December 31, 2014	Option for one 5-year renewal.
Totals	132	$ 97,017		

(dollars in thousands, except per share data)

The future minimum rent required by our leases as of December 31, 2004, is as follows:

2005	$ 97,017
2006	97,017
2007	97,017
2008	97,017
2009	97,017
Thereafter	771,093
	$ 1,256,178

8. SHAREHOLDERS' EQUITY

During 2003, we issued 61,000 common shares to our directors, officers and others who provide services to us. The shares were valued at $1.17 to $1.75 per share, the average price of our common shares on the American Stock Exchange, or AMEX, on the date of issue, or $104 in the aggregate.

During 2004, we issued 83,000 common shares to our directors, officers and others who provide services to us. The shares were valued at $4.04 to $6.99 per share, the average price of our common shares on the AMEX on the dates of issue, or $541 in the aggregate.

On December 13, 2004, we issued 3,500,000 common shares, in an underwritten public offering, for proceeds, net of underwriting commissions and other costs, of $27,645. On January 11, 2005, we issued an additional 120,000 common shares, as part of an underwriter's over allotment option in this public offering, for proceeds, net of underwriting commissions and other costs, of $960.

We initially had an aggregate of 650,000 shares of our common shares available to be issued under the terms of the 2001 Stock Option and Stock Incentive Plan, or the Award Plan. As of December 31, 2004, 500,000 of our common shares remain reserved for issuance under the Award Plan. Shares issued under this plan to directors vest immediately. Shares issued to our officers and other individuals who provide services to us vest over three years.

9. ACQUISITIONS

In January 2002, we entered into a lease with Senior Housing for 31 independent and assisted living communities then managed by MSLS and currently managed by SLS. In connection with this transaction, we acquired the net working capital of the communities of $6,537, received cash of $5,665, and assumed certain long term liabilities totaling $12,202. We allocated the purchase price on the basis of the fair value of assets acquired and liabilities assumed.

In April 2002, we purchased five senior living communities for $45,500 in cash. We allocated the purchase price to the land, buildings and equipment acquired.

In October 2002, we purchased an additional seven senior living communities for $27,000. We allocated the purchase price to the land, buildings and equipment acquired. To finance this purchase, we sold one of our existing communities to Senior Housing for approximately $12,700 and assumed $15,798 of mortgage debt, which had a fair value of $16,210. In connection with this transaction, we leased another eight senior living communities from Senior Housing, which Senior Housing simultaneously acquired.

In November 2004, we purchased 100% of the capital stock of LTA for $211,000 exclusive of closing costs. To finance this acquisition, we entered into a $148,200 sale leaseback transaction with Senior Housing for 31 of the communities acquired from LTA. We funded the balance of the purchase price with cash on hand and by assuming HUD insured long term mortgage debt and an operating lease for four communities from HCPI. We allocated the purchase price to $11,661 of working capital assets, $48,348 to land, buildings and equipment, $7,095 to goodwill, $2,590 to lease acquisition costs, $11,709 to working capital liabilities and $37,601 to mortgage notes payable based on the fair value of the assets acquired and the liabilities assumed.

In addition to our community acquisitions, we have purchased two institutional pharmacies. In September 2003, we purchased one pharmacy in Wisconsin for $1,800. In September 2004, we purchased another pharmacy in Nebraska for $3,000. We allocated the purchase prices principally to working capital assets, customer relationships and goodwill based on the fair value of the assets acquired and liabilities assumed.

(dollars in thousands, except per share data)

We account for each of these acquisitions using the purchase method of accounting. As such, we have included the results of operations of each of the communities and pharmacies acquired in our consolidated statement of operations from the date of acquisition. Purchase accounting for certain 2004 acquisitions is preliminary, primarily with respect to identification and valuation of intangibles, and is expected to be finalized in the second or third quarter of 2005.

10. PRO FORMA INFORMATION (UNAUDITED)

Pro forma operating results assuming commencement of operations as of January 1, 2003, of the 47 communities we acquired from LTA during 2004 and assuming that our sale of 3,500,000 common shares occurred on January 1, 2003, are as follows:

	2004	2003
	(unaudited)	
Revenues	$ 701,040	$ 650,830
Expenses	695,597	657,205
Net (loss) income from continuing operations	5,443	(6,375)
Loss from discontinued operations	(699)	(1,449)
Net (loss) income	$ 4,744	$ (7,824)
Shares outstanding	12,097	12,097
Net (loss) income per share	$ 0.45	$ (0.53)

These unaudited pro forma operating results do not represent or are not indicative of our operating results for any future date or period. Actual future results may be materially different from pro forma results. Differences could arise from many factors.

11. DISCONTINUED OPERATIONS

During 2002, we ceased operations at two leased nursing homes: one community in Phoenix, Arizona, which we leased from Senior Housing; and one community in Campbell, Nebraska, which we leased from that municipality. The Arizona community was closed and subsequently sold by Senior Housing for $770 which caused a $77 reduction in annual minimum rent payable in accordance with the lease terms for the multiple property lease which had included this community. The operations of the Nebraska community were assumed by its owner. Also in 2002, we decided to sell one additional nursing home located in Connecticut.

During 2003, we ceased operating one nursing home that we leased from Senior Housing. In August 2003, we sold an assisted living community and we received $3,500, consisting of $350 of cash and a $3,150 six year mortgage note at 8% interest. We deferred the $1,100 gain on this sale and we expect to recognize this gain as income over the life of the note in proportion to principal payments on the note that we receive. In December 2003, we sold five assisted living communities and we received $3,550, consisting of $440 of cash and a $3,110 fifteen year mortgage note at 9% interest. We deferred the $1,200 gain on this sale and we expect to recognize this gain as income when the buyer demonstrates it has the ability to pay the mortgage note. These deferred gains are included in other long term liabilities on our consolidated balance sheet.

During the first quarter of 2004, we ceased operations at one assisted living community that we lease from Senior Housing which was managed for us by SLS. We and Senior Housing are exploring other uses for that property as well as its potential sale.

As of December 31, 2004, substantially all of our assets and liabilities related to these communities have been disposed of and paid, respectively. We have reclassified the consolidated statement of operations for all periods presented to show the results of operations of these communities as discontinued. Below is a summary of the operating results of these discontinued operations included in the financial statements for years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Revenues	$ 281	$ 7,045	$ 5,763
Expenses	980	8,494	8,678
Net loss	$ (699)	$ (1,449)	$ (2,915)

(dollars in thousands, except per share data)

12. TRANSACTIONS WITH AFFILIATES

On December 31, 2001, Senior Housing distributed substantially all of its ownership of our shares to its shareholders. In order to effect this spin off and to govern relations after the spin off, we entered into agreements pursuant to which it was agreed, among other things, that:

- so long as Senior Housing remains a REIT, we may not waive the share ownership restrictions in our charter on the ability of any person or group to acquire more than 9.8% of any class of our equity shares without, among other requirements, the consent of Senior Housing and our determination that the exception to the ownership limitations would not cause a default under any of our leases;

- so long as we are a tenant of Senior Housing, we will neither permit any person or group to acquire more than 9.8% of any class of our voting stock or permit the occurrence of other change in control events, as defined, nor will we take any action that, in the reasonable judgment of Senior Housing or HRPT Properties Trust (another REIT which owns shares of Senior Housing), or HRPT, might jeopardize the tax status of Senior Housing or HRPT as REITs;

- Senior Housing has the option, upon the acquisition by a person or group of more than 9.8% of our voting stock and upon other change in control events, as defined, to cancel all of our rights under the leases we have with Senior Housing; and

- so long as we maintain our shared services agreement with RMR or are a tenant under a lease with Senior Housing, we will not acquire or finance any real estate without first giving Senior Housing, HRPT, or any other publicly owned REIT or other entity managed by RMR the opportunity to acquire or finance real estate investments of the type in which Senior Housing, HRPT, or any other publicly owned REIT or other entity managed by RMR, respectively, invest.

At the time of our spin off from Senior Housing, all of the persons serving as our directors were trustees of Senior Housing. Our two managing directors, Messrs. Martin and Portnoy, are the managing trustees of Senior Housing.

Of the 148 senior living communities we currently operate, 128 are leased from Senior Housing for total annual minimum rent of $95,834.

During 2003, we and Senior Housing were jointly involved in litigation with Marriott, the operator of the senior living communities which we leased from Senior Housing. We and Senior Housing equally shared the costs of this litigation. This litigation was settled in January 2004.

Since January 1, 2004, we have entered into or agreed to enter into multiple transactions with Senior Housing, including the following:

- On March 1, 2004, Senior Housing purchased from us one independent and assisted living community with 229 units located in Maryland. The purchase price was $24,100, the appraised value of the property. Simultaneous with this purchase, our existing leases with Senior Housing were modified as follows:

    - the lease for 53 nursing homes and the lease for 13 independent and assisted living communities were combined into one lease and the property acquired on March 1, 2004 was added to this combined lease;

    - the combined lease maturity date was changed to December 31, 2020 from December 31, 2018 and 2019 for the separate leases;

    - our minimum rent for the combined lease of 53 nursing homes and 14 independent living communities was increased by $2,410 per year;

    - for all of our leases with Senior Housing, the amount of additional rent to be paid to Senior Housing was changed to 4% of the increase in revenues at the leased properties beginning in 2006. Prior to the lease combination, the percentage and the beginning time period for the nursing home lease and the independent and assisted living community lease was 3% for 2004 and 4% for 2005, respectively; and all other lease terms remain substantially unchanged.

- In 2003, Senior Housing evicted a nursing home tenant that had defaulted on its obligations to Senior Housing. Until May 2004, we managed this nursing home for Senior Housing's account. Effective on May 1, 2004, we agreed with Senior Housing to add this nursing home to a multi property lease from Senior Housing and to increase the annual rent by $180. All other lease terms remained unchanged.

(dollars in thousands, except per share data)

- One of the properties we lease from Senior Housing was subject to a ground lease with an unaffiliated third party. We are responsible for paying the ground rent of $307 per year. On June 3, 2004, Senior Housing exercised an option to purchase this land for $3,600 and acquired the landlord's rights and obligations under the ground lease. We now pay the ground rent to Senior Housing.

- On November 18, 2004, Senior Housing loaned us $117,000 in connection with our acquisition of LTA. Such loan was repaid on November 19, 2004 with the proceeds we received from a $148,200 sale leaseback with Senior Housing for 31 of the 47 acquired communities and a $16,800 mortgage loan from Senior Housing secured by five of our communities. This mortgage was repaid in December 2004.

- During 2004, pursuant to the terms of our leases with Senior Housing, we sold to Senior Housing $9,500 of improvements we had made to its properties, and our annual rent payable to Senior Housing was increased by 10% of Senior Housing's purchase price or $946.

We obtained a workers compensation insurance policy for the year beginning June 15, 2003, from a third party insurer. This third party insurer ceded a portion of the premiums we paid to a Bermuda based company, Affiliates Insurers, Limited, or Affiliates, which was owned by RMR. Affiliates was organized by RMR to assist us in creating a partial self insurance program on an expedited basis. On December 8, 2003, we acquired Affiliates from RMR for an amount equal to RMR's cost of organizing and capitalizing that company, approximately $1,310.

Our Chief Executive Officer and Chief Financial Officer are also officers and employees of RMR. These officers devote a substantial majority of their business time to our affairs and the remainder to RMR's business which is separate from our business. We believe the compensation we pay to these officers reasonably reflects their division of business time; however, periodically, these individuals may divide their business time differently than they do currently and their compensation from us may become disproportionate to this division.

RMR provides management and administrative services to us under a shared services agreement. RMR is compensated at an annual rate equal to 0.6% of our total revenues. Aggregate fees earned by RMR for services during 2004, 2003 and 2002, were $3,700, $3,400 and $2,900, respectively. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management services. We pay a pro rata share of RMR's costs in providing that function. Our audit committee approves the identity and salary of the individual serving as our internal audit manager, as well as the pro rata share of the costs which we pay. The fact that RMR has responsibilities to other entities, including one of our landlords, Senior Housing, could create conflicts; and in the event of such conflicts between Senior Housing and us, the shared services agreement allows RMR to act on behalf of Senior Housing rather than on our behalf. RMR is owned by Messrs. Martin and Portnoy who are our managing directors. Messrs. Martin and Portnoy each have material interests in the transactions between us and RMR described above. All transactions between us and RMR are approved by our independent directors. Our independent directors have approved the renewal of the shared services agreement for its current term which will end December 31, 2005.

Messrs. Martin and Portnoy own the building in which our headquarters is located. Our lease for space was originally executed by FSQ. This lease expires in 2011. We paid rent, which includes our proportional share of utilities and real estate taxes, under this lease during 2004, 2003 and 2002 of $561, $569 and $539, respectively.

Wells Fargo & Company beneficially owns 8.1% of our common shares. Wells Fargo Bank, N.A., an affiliate of Wells Fargo & Company, became the transfer agent and registrar for our common shares, effective as of December 13, 2004.

13. EMPLOYEE BENEFIT PLAN

During 2001, we established an employee savings plan under the provisions of section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the plan and are entitled, upon termination or retirement, to receive their portion of the plan assets. We do not contribute to this plan, but do pay certain expenses of the plan. Plan expenses were $35, $23 and $24 for the years ended December 31, 2004, 2003 and 2002, respectively.

In connection with our acquisition of LTA, we assumed an additional employee savings plan under the provisions of section 401(k) of the Internal Revenue Code. All former LTA employees are eligible to participate in this plan and are entitled, upon termination or retirement, to receive their portion of the plan assets. We match a certain level of employee contributions to this plan and pay certain expenses of the plan. The plan's expenses, including our contribution to the plan, were $13 for the year ended December 31, 2004.

(dollars in thousands, except per share data)

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments are limited to cash and cash equivalents, accounts receivable, accounts payable, continuing care contracts, mortgage notes receivable and payable. The fair value of these financial instruments was not materially different from their carrying values at December 31, 2004 and 2003. Our estimates of fair values were based on current market prices and discounted cash flow analysis.

15. COMMITMENTS AND CONTINGENCIES

Connecticut Strike Costs. During 2001, we incurred costs to hire temporary staff and to provide security services for residents and temporary employees during a Connecticut labor strike. At the time of this strike, the Governor of Connecticut and the Connecticut Department of Social Services agreed to adjust Medicaid rates to compensate for a portion of these increased costs. During 2004, we received $666, which represents substantially all amounts due from the Connecticut Department of Social Services related to this matter.

Receivables from United States Department of Health and Human Services. During 2000, we assumed the operations of 40 nursing homes from Integrated Health Services, Inc. and certain related entities, collectively, IHS, a company then in bankruptcy, pursuant to a court approved settlement agreement. Because of complex legal and governmental processes necessary to transfer nursing home licenses and Medicare and Medicaid payments, arrangements were agreed upon for IHS to continue to receive payments from Medicare and Medicaid payors for services provided at the nursing homes following our assumption of operations, including an agreement among us, IHS and the Secretary of the United States Department of Health and Human Services, or HHS. These arrangements were approved by the bankruptcy court and generally honored by IHS with respect to approximately $42,000 received by IHS for our account. We initially believed IHS had received an additional $2,000 that was due to us. When IHS refused to pay this amount, we commenced suit against IHS in the bankruptcy court in August 2002. Following the filing of the suit, settlement discussions were started. In December 2002, IHS paid approximately $700 of the receivable balance. IHS has asserted that it is only obligated to deliver funds it received from Medicare and Medicaid payors, including HHS, and that HHS has withheld payments that are due to us. In March 2003, we commenced suit against IHS, HHS and the State of Colorado Department of Healthcare Policy and Financing concerning the remaining receivable balance. Shortly after we commenced this litigation, settlement was reached with the State of Colorado providing us a payment of approximately $400. In December 2003, the court granted a motion to dismiss HHS, but took no action on IHS's motion to dismiss. In January 2004, we appealed the court's decision to dismiss HHS. On February 24, 2004, the court denied in all material respects IHS's motion to dismiss. We intend to pursue these claims, but we cannot predict the outcome of this litigation.

SLS Management Agreements. During 2002, about the time Marriott decided to sell MSLS to Sunrise, we and Senior Housing became involved in litigation with Marriott and MSLS. On January 7, 2004, we and Senior Housing settled the pending litigation with Marriott and MSLS. Under the terms of the settlement, we and Senior Housing, and Marriott and MSLS, agreed to dismiss all claims and counterclaims asserted in the litigation. Also, under the terms of the settlement, Marriott paid to us and Senior Housing $1,250 each. The settlement was a compromise of the parties' disputes entered into to avoid the expense and inconvenience of litigation and neither we or Senior Housing, nor Marriott or MSLS, has admitted any liability, violation of law or wrongdoing in connection with the matters in the litigation. We believe the settlement resolves all of our litigation with Marriott. This settlement does not affect our or Senior Housing's rights vis-à-vis SLS or Sunrise which arise by reason of the events that occurred after Sunrise purchased MSLS. This settlement payment is included in other income for the year ended December 31, 2004.

16. SEGMENT INFORMATION

We operate substantially in one reportable segment, which is the business of operating senior living communities, including independent living and congregate care communities, assisted living communities and nursing homes. All of our operations and assets are located in the United States.

(dollars in thousands, except per share data)

17. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Following is summary unaudited quarterly results of operations for the years ended December 31, 2004 and 2003:

	2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 150,141	$ 153,348	$ 155,248	$ 169,268
Net income from continuing operations	1,142	1,067	869	912
Net income	691	943	891	766
Net income per common share	$ 0.08	$ 0.11	$ 0.10	$ 0.09

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 141,597	$ 140,499	$ 145,964	$ 147,122
Net income from continuing operations	(2,189)	(1,427)	(733)	(2,141)
Net loss	(2,537)	(1,974)	(1,166)	(2,262)
Loss per common share	$ (0.27)	$ (0.24)	$ (0.14)	$ (0.27)

18. SUBSEQUENT EVENTS

In January 2005, we agreed to acquire six assisted living communities for approximately $63,500 from six limited liability companies known as Gordon Health Care Ventures, LLC, or Gordon. We intend to finance this acquisition with cash on hand, borrowings under our line of credit and mortgage or sale leaseback transactions for some of the communities being purchased or for certain other unencumbered communities which we currently own. Completion of this acquisition is subject to various conditions customary in multi-community healthcare transactions of this type, including completion of diligence, licensing and receiving third party consents. We expect this acquisition to close during the second quarter of 2005, but there is no assurance that it will close.

In March 2005, we acquired one assisted living community for a purchase price of approximately $6,900, excluding closing costs, and commenced operations at that community. We funded the purchase price with cash on hand.

THIS PAGE INTENTIONALLY LEFT BLANK.

Corporate Information

EXECUTIVE OFFICES

Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8387
www.fivestarqualitycare.com

OFFICERS

Evrett W. Benton
President,
Chief Executive Officer
and Secretary

Bruce J. Mackey Jr.
Treasurer,
Chief Financial Officer
and Assistant Secretary

Rosemary Esposito, RN
Senior Vice President,
Chief Operating Officer and
Chief Clinical Officer

Maryann Hughes
Vice President and
Director of Human Resources

BOARD OF DIRECTORS

Bruce M. Gans, M.D.*
Executive Vice President and
Chief Medical Officer
Kessler Institute for Rehabilitation
West Orange, New Jersey

Barbara D. Gilmore*
Career Clerk of the
United States Bankruptcy Court
Worcester, Massachusetts

Arthur G. Koumantzelis*
President and Chief Executive Officer
Gainesborough Investments LLC
Lexington, Massachusetts

Gerard M. Martin
Managing Director of Five Star,
Director of Reit Management
& Research LLC
Newton, Massachusetts

Barry M. Portnoy
Managing Director of Five Star,
Chairman of Reit Management
& Research LLC
Newton, Massachusetts

*Member of Audit, Compensation and Nominating and Governance Committees

DIRECTOR OF INTERNAL AUDIT

William J. Sheehan

MANAGER OF INVESTOR RELATIONS

Timothy A. Bonang

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL

Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank, National Association
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, Minnesota 55164-0856
(866) 877-6331
www.shareowneronline.com

ANNUAL MEETING

Our annual meeting of shareholders will be held on Wednesday, May 11, 2005, at 3:00 P.M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION

A copy of our 2004 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.fivestarqualitycare.com or by writing to our Manager of Investor Relations at our executive offices address.

STOCK MARKET DATA

Our shares of common stock are traded on the AMEX under the symbol FVE. The following table sets forth the high and low prices of our common shares in 2003 and 2004 as reported on the AMEX composite tape:

Quarter Ended	High	Low
March 31, 2003	$ 1.80	$ 1.11
June 30, 2003	1.87	1.06
September 30, 2003	2.88	1.43
December 31, 2003	4.50	2.06
March 31, 2004	$ 6.39	$ 3.50
June 30, 2004	5.25	3.55
September 30, 2004	7.69	4.10
December 31, 2004	8.80	6.55

As of March 18, 2005, there were 3,594 holders of record of our common shares and we estimate that as of such date there were in excess of 55,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the AMEX composite tape on March 24, 2005, was $8.10.

As of January 1, 2004, we had reserved 645,000 of our common shares under the terms of our 2001 Stock Option and Stock Incentive Plan. As of December 31, 2004, we have reserved 500,000 of our common shares under the terms of our 2001 Stock Option and Stock Incentive Plan.

Five Star Quality Care, Inc.
[illegible]00 Centre Street
Newton, Massachusetts 02458-2076
(617) 796-8387
www.fivestarqualitycare.com